Exhibit 2.1

AMENDMENT NO. 1

TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 (this “Amendment”) to the Agreement and Plan of Merger is made and entered into effective as of December 20, 2018, by and among AGC Networks Pte Ltd., a company organized under the laws of Singapore (“Top Parent”), BBX Main Inc., a Delaware corporation and a wholly owned Subsidiary of Top Parent (“Parent”), BBX Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“BBX Intermediate”), Host Merger Sub Inc., a Delaware corporation and a wholly owned Subsidiary of BBX Intermediate (“Merger Sub”; together with Top Parent, Parent and BBX Intermediate, the “Parent Entities” and each, a “Parent Entity”), and Black Box Corporation, a Delaware corporation (the “Company”).

WHEREAS, the Parent Entities and the Company entered into that certain Agreement and Plan of Merger, dated as of November 11, 2018 (as amended from time to time, the “Merger Agreement”), providing for, among other things, the commencement of a tender offer by Merger Sub to purchase any and all of the outstanding shares of Common Stock, par value $0.001 per share, of the Company (the “Shares”), at a price of $1.08 per Share, and, as soon as practicable following the Acceptance Time, the merger of Merger Sub with and into the Company in accordance with the DGCL, with the Company surviving the Merger as a wholly-owned Subsidiary of BBX Intermediate;

WHEREAS, pursuant to Section 9.1 of the Merger Agreement, prior to the Acceptance Time, the Merger Agreement may be amended by the parties thereto by action taken or authorized by or on behalf of their respective boards of directors, at any time prior to the Closing Date; and

WHEREAS, upon the authorization and recommendation of the parties’ respective boards of directors, the parties have determined that it is in the best interest of the Offer and the Transactions to amend the Merger Agreement to increase the Offer Price by $0.02, to a total Offer Price of $1.10.

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the Parent Entities and the Company hereby agree to amend the Merger Agreement as follows:

1.	Definitions. Capitalized terms used herein but not defined herein shall have the meaning set forth in the Merger Agreement, as amended hereby.

2.

Amendment to Definition of “Offer Price”. The defined term “Offer Price,” as set forth in the Recitals of the Merger Agreement and referenced throughout the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“at a price of $1.10 per Share, net to the holder thereof, in cash, without interest thereon (such amount, or any higher amount per Share that may be paid pursuant to the Offer in accordance with this Agreement, being hereinafter referred to as the “Offer Price”), all upon the terms subject to the conditions set forth herein.”

3.

Representations and Warranties of the Company. The Company has all necessary corporate power and authority to execute and deliver this Amendment and to perform its obligations hereunder. The execution, delivery and performance by the Company of this Amendment, and the consummation by it of the Transactions, have been duly and validly authorized by the Company Board, and no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Amendment and the consummation by it of the Transactions, except that the Merger requires such approvals as are set forth in the DGCL for mergers to be consummated pursuant to Section 251(h). This Amendment has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery of this Amendment by the Parent Entities, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except for the General Enforceability Exceptions.

4.

Representations and Warranties of the Parent Entities. Each of the Parent Entities has all necessary corporate power and authority to execute and deliver this Amendment and to perform its obligations hereunder. The execution, delivery and performance by the Parent Entities of this Amendment have been duly and validly authorized by the respective boards of directors of each of the Parent Entities and by BBX Intermediate as the sole stockholder of Merger Sub, and no other corporate action on the part of any Parent Entity is necessary to authorize the execution, delivery and performance by the Parent Entities of this Amendment. This Amendment has been duly executed and delivered by each of the Parent Entities and, assuming due and valid authorization, execution and delivery of this Amendment by the Company, is a valid and binding obligation of each of the Parent Entities enforceable against each of them in accordance with its terms, subject to the General Enforceability Exceptions. The execution, delivery and performance of this Amendment does not and will not result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit to any party under, or give rise to any right of termination, cancellation, amendment or acceleration of, the Equity Commitment Letter or the Limited Guarantee.

5.

Miscellaneous. The provisions set forth in Article IX (Miscellaneous) of the Merger Agreement are hereby incorporated mutatis mutandis with all references to the “Agreement” therein being deemed references to this Amendment.

[Signatures on Following Page]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written.

AGC NETWORKS PTE LTD.

/s/ Deepak Bansal
Name: Deepak Bansal Title: Authorized Representative

/s/ Sanjeev Verma
Name: Sanjeev Verma
Title: Authorized Representative

BBX MAIN INC.

/s/ Michael Carney
Name: Michael Carney Title: Secretary and Treasurer

BBX INC.

/s/ Michael Carney
Name: Michael Carney Title: Secretary and Treasurer

HOST MERGER SUB INC.

/s/ Michael Carney
Name: Michael Carney Title: Secretary and Treasurer

BLACK BOX CORPORATION

/s/ Joel Trammell
Name: Joel Trammell Title: CEO & President